UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Harpoon Therapeutics, Inc.

(Name of Subject Company — Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

41358P106

(CUSIP Number of Class of Securities)

Kelly E.W. Grez

Corporate Secretary

Merck & Co., Inc.

126 East Lincoln Avenue, Rahway, NJ 07065

(908) 740-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Catherine J. Dargan

Michael J. Riella

Andrew M. Fischer

Covington & Burling LLP

One CityCenter

850 Tenth Street, NW

Washington, DC 20001-4956

+1 (202) 662 6000

March 11, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 698340106

1	Names of Reporting Persons MERCK & CO., INC.
2	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship Or Place Of Organization NEW JERSEY

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power 0
	8	Shared Voting Power 1,000*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,000*

11	Aggregate Amount Beneficially Owned By Each Reporting Person 1,000* (See Items 4 and 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13	Percent Of Class Represented By Amount In Row (11) 100%*
14	Type Of Reporting Person CO/HC

*

Pursuant to the Agreement and Plan of Merger, dated as of January 7, 2024, by and among Merck Sharp & Dohme LLC, a wholly owned subsidiary of Merck & Co., Inc. (“Parent”), Hawaii Merger Sub, Inc., a wholly owned subsidiary of Parent (“Merger Sub”), and Harpoon Therapeutics, Inc. (“Harpoon”), Merger Sub merged with and into Harpoon (the “Merger”) on March 11, 2024. Upon completion of the Merger, each share of common stock of Harpoon that was issued and outstanding immediately prior to the effective time of the Merger was cancelled, and each share of common stock of Merger Sub was converted into one share of common stock of the surviving corporation. Consequently, upon the consummation of the Merger on March 11, 2024, (1) Parent became the direct beneficial owner and (2) Merck & Co., Inc. became the indirect beneficial owner, in each case, of 1,000 shares of common stock of the surviving corporation, representing 100% of the issued and outstanding shares of common stock of the surviving corporation. Merger Sub ceased to be the beneficial owner of any securities of Harpoon on March 11, 2024 as a result of the termination of its corporate existence in connection with the Merger.

CUSIP No. 698340106

1	Names of Reporting Persons MERCK SHARP & DOHME LLC
2	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship Or Place Of Organization NEW JERSEY

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power 0
	8	Shared Voting Power 1,000*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,000*

11	Aggregate Amount Beneficially Owned By Each Reporting Person 1,000* (See Items 4 and 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13	Percent Of Class Represented By Amount In Row (11) 100%*
14	Type Of Reporting Person OO

*	See note above with respect to Merck & Co., Inc.

The following constitutes Amendment No. 1 to the Schedule 13D filed by Merck & Co. Inc. (“Merck”) and Merck Sharp & Dohme LLC (the “Reporting Persons”) and Hawaii Merger Sub, Inc. with the Securities and Exchange Commission on January 17, 2024 (the “Original 13D” and, together with this amendment, the “Schedule 13D”). Capitalized terms used in this amendment but not otherwise defined herein have the meanings set forth in the Original 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original 13D is hereby amended and restated in its entirety to read as follows:

“On March 11, 2024, Merck consummated the acquisition of Harpoon through the merger of Merger Sub with and into Harpoon. The aggregate consideration payable in connection with the acquisition of shares of common stock of Harpoon upon the consummation of the Merger was approximately $680 million, plus related fees and expenses. The Reporting Persons paid such aggregate consideration with cash on hand.”

Item 4. Purpose of Transaction

(1) Item 4 of the Original 13D is hereby amended and supplemented by adding the following at the end thereof:

“On March 11, 2024, pursuant to the Merger Agreement, Merger Sub merged with and into Harpoon. Harpoon is the surviving corporation (“Surviving Corporation”) in the Merger and is a wholly owned subsidiary of the Reporting Persons.

Upon completion of the Merger, each share of common stock of Harpoon that was issued and outstanding immediately prior to the effective time of the Merger was cancelled, and each share of common stock of Merger Sub was converted into one share of common stock of the Surviving Corporation. Consequently, upon the consummation of the Merger on March 11, 2024, the Reporting Persons became the beneficial owners of 1,000 shares of common stock of the Surviving Corporation, representing 100% of the issued and outstanding shares of common stock of the Surviving Corporation.

Upon the consummation of the Merger, the directors and officers of Merger Sub became the directors and officers of the Surviving Corporation and the certificate of incorporation and bylaws of the Surviving Corporation were amended and restated as set forth in the Merger Agreement.

By their terms, the Support Agreements terminated at the Effective Time.

As a result of the Merger, the shares of common stock of Harpoon ceased to trade on the Nasdaq Capital Market (“Nasdaq”) prior to opening of trading on March 11, 2024 and became eligible for delisting from Nasdaq and termination of registration under the Act. Harpoon requested that Nasdaq file with the SEC a Form 25 relating to the delisting of Harpoon’s common stock from Nasdaq and the deregistration of Harpoon’s registered securities. Harpoon intends to file a Form 15 with the SEC, requesting the deregistration of its securities under Section 12(g) of the Exchange Act and the suspension of its reporting obligations under Section 15(d) of the Exchange Act.”

Item 5. Interest in Securities of the Company

Item 5 of the Original 13D is hereby amended and restated to read in its entirety as follows:

“(a), (b). As a result of the Merger, all shares of common stock of Harpoon that were issued and outstanding prior to the Merger were cancelled and ceased to exist, and each share of common stock of Merger Sub was converted into one share of common stock of the Surviving Corporation, with the Reporting Persons becoming the beneficial owners of 1,000 shares of common stock of the Surviving Corporation, representing 100% of the issued and outstanding shares of common stock of the Surviving Corporation.

In addition, as a result of the Merger, the separate corporate existence of Merger Sub ceased, and therefore Merger Sub owns no shares of the Surviving Corporation and has no authority to vote or direct the vote for any shares of the Surviving Corporation.

Except as set forth herein, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in Schedule A, beneficially owns or has any voting power or dispositive power over any shares of common stock of Harpoon.

(c). Other than as described above, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a) to this Schedule 13D.

(d). Not applicable.

(e). Not applicable.”

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 11, 2024	MERCK & CO. INC.

/s/ Kelly E.W. Grez
Name: Kelly E.W. Grez
Title: Corporate Secretary

MERCK SHARP & DOHME LLC

/s/ Anthony Wildasin
Name: Anthony Wildasin
Title: Assistant Secretary